Exhibit 4.2

TERMS AND CONDITIONS

of the

INTERXION HOLDING N.V.

2011 INTERNATIONAL STOCK OPTION AND

INCENTIVE MASTER AWARD PLAN

June 2011

I.	PREAMBLE

(A)	For the purposes of attracting and retaining certain Employees (as defined hereafter), Advisors (as defined hereafter) and Board Members (as defined hereafter) and in order to encourage and reward them for their contributions to the future performance of the Company (as defined hereafter) and its Group Companies (as defined hereafter), and for the purposes of aligning their interests with the interests of the Company’s shareholders, the Company wishes to operate this incentive scheme whereby certain stock options may be granted to Participants (as defined hereafter) from time to time under the terms and conditions of this Plan.

(B)	Participants to this Plan will not be entitled to any options for shares in the capital of the Company unless they have entered into an option agreement with the Company in accordance with the provisions of this Plan.

(C)	This Plan has been adopted by the Board (as defined below) on 31 May 2011 pursuant to a recommendation by the Compensation Committee (as defined below) and resolutions of the general meeting of shareholders dated 26 January 2011 as well as of the meeting of holders of Series A Preferred shares in the issued share capital of the Company dated 26 January 2011.

II.	GENERAL

1	Definitions

In the preamble and this Plan, the following definitions will apply unless explicitly expressed otherwise. Where the context so requires and admits, singular expressions shall include the plural and vice versa, and all references to the masculine gender shall include the feminine and vice versa. The headings in this Plan do not affect its interpretation.

Advisor:	any individual that enters into an agreement to advise, support or otherwise provide consultancy services to the Company or any one of the Group Companies

Annex I:	the annex attached to this Plan, which contains the general principal features of this Plan;

Annex II:	the annex attached to this Plan, which contains the Company’s insider trading policy at the date this Plan is handed to the Participant;

Board:	the board of directors of the Company (including the executive and non-executive directors) as constituted from time to time;

Board Member:	a member of the Board or of the board of directors of a Group Company

Cause:	in the context of termination of employment as an Employee, Advisor or as a member of the Board, (i) committing any felony under applicable criminal law, or (ii) a breach of any material fiduciary duty or act of dishonesty, fraudulent misrepresentation or moral turpitude which violation, breach or act has or may reasonably be expected to have a material detrimental impact on the business of the Company or any Group Company, or prevents or materially impairs or may reasonably be expected to prevent or materially impair the Participant’s effective performance of his duties for the Company or any Group Company;

CEO:	the Chief Executive Officer of the Company;

Common Stock:	ordinary shares in the capital of the Company with a nominal value of €0.10 (ten Eurocents) each, or other nominal value as specified in the Company’s Articles from time to time;

Company:	InterXion Holding N. V., a public company (naamloze vennootschap) incorporated under the laws of the Netherlands, currently having its registered seat at Amsterdam, the Netherlands, and its registered office at Tupolevlaan 24, 1119 NX Schiphol-Rijk, the Netherlands, or any successor corporation;

Company’s Articles:	the articles of association of the Company as amended from time to time;

Compensation Committee:	The committee as constituted from time to time by the Board that, among other duties, executes certain responsibilities of the Board relating to the review and approval of the Company’s stock option plans and grants;

Employee:	any individual who is employed by the Company or a Group Company including “at-will” employees;

Exercise Date:	the date on which the CEO, or any other recipient designated by the CEO, receives written notification from the relevant Participant that the Participant wishes to exercise all or part of his Options;

Exercise Period:	the period in which a Participant can exercise an Option, the beginning and end dates of such period being specified in the Participant’s Option Agreement;

Exercise Price:	the price per Share at which an Option may be exercised as indicated in each Option Agreement;

Fair Market Value:	the fair market value of a Share shall be equal to the closing price (slotkoers) of a Share on the date the fair market value is to be determined, which will be converted into Euros against the noon buying rate in effect on that same date;

Grant Date:	the date on which the Option is granted to the Participant as indicated in that Participant’s Option Agreement;

Group:	the Company together with companies in which the Company directly or indirectly owns at least fifty per cent. of the shares or other capital interest or which is controlled by the Company, a company that itself directly or indirectly owns at least fifty per cent. of the shares of the Company, or any other company as resolved by the Board;

Group Company:	a company which forms part of the Group;

Option:	any option that is granted to a Participant pursuant to this Plan to purchase and acquire one Share;

Option Agreement:	with respect to Options granted to a Participant, the signed written agreement between the Participant and the Company, setting forth the number of Options granted and the terms and conditions governing the Options;

Participant:	an Employee, an Advisor or a Board Member, to whom one or more Options have been granted under this Plan;

Plan:	this InterXion Holding N.V. 2011 international stock option plan, as adopted by the Compensation Committee pursuant to a decision of the general meeting of shareholders of the Company and approved by the holders of Series A Preferred shares, as amended from time to time;

Purchase Amount:	at any specified time, the Exercise Price pursuant to an Option to purchase one Share, multiplied by the number of Shares at any point acquired by a Participant pursuant to the relevant Option Agreement being exercised in accordance with the provisions specified therein;

Share:	one share of Common Stock;

Shareholder:	the holder of legal title to Common Stock;

Total and Permanent Disability:	the mental or physical disability, whether occupational or non-occupational in cause, which satisfies such definition in: (i) any insurance policy or plan provided to the Participant by the Company or by a Group Company; or alternatively (ii) the applicable national legislation (including relevant tax legislation, as stipulated in any Option Agreement) pertaining to persons with disability.

III.	AWARD AND EXERCISE OF THE OPTIONS

2	Terms and conditions

The Company wishes to grant Options to Participants subject to the terms and conditions set forth in this Plan and in the relevant Option Agreement to be entered into with each Participant.

3	Effective Date

This Plan was adopted by the Board on 31 May 2011 and is effective from that date.

4	Powers of and Interpretation by the CEO

4.1	Powers

On behalf of the Company and subject to approval of the Compensation Committee, the CEO shall have the right and the authority at his own discretion to:

4.1.1	insofar as it is required in order to ensure continued compliance with statutory and/or regulatory requirements prescribe, amend and rescind the rules and regulations of or relating to this Plan unless, with respect to any Options previously granted to a Participant and without obtaining such Participant’s consent, such action would adversely materially affect the rights or position of the relevant Participant;

4.1.2	construe and interpret this Plan, any relevant Option Agreement and any other agreement or document executed pursuant to this Plan;

4.1.3	authorise any person to execute, on behalf of the Company, any instrument required to effect the grant of any Options pursuant to this Plan;

4.1.4	make such determinations as are deemed necessary or desirable for the proper administration of this Plan; and

4.1.5	exercise any other powers and authority delegated to him by the Compensation Committee.

4.2	Interpretation

Subject to compliance with Article 4.1, the CEO’s interpretation and construction of any provision of this Plan, of any Option granted under this Plan or of any Option Agreement, shall be final and binding on all persons claiming an interest in any Option granted under this Plan. The CEO shall not be liable for any action or determination made in good faith with respect to this Plan.

5	Participation

5.1	Subject to applicable securities law, Employees, Advisors, and Board Members are eligible to become Participants of this Plan. The CEO will, from time to time, make one or more proposals to the Compensation Committee for the grant of Options to prospective Participants. No Options shall be granted without the approval of the Compensation Committee.

5.2	Options may be granted to Employees from the date on which their employment commences with the Company or a Group Company, to Advisors from the date on which their consultancy assignment with the Company or a Group Company commences, and to Board Members from the day their term as a Board member commences.

6	Shares subject to the Plan

6.1	The Options to be granted under this Plan shall be granted for Shares.

6.2	The total number of Shares in regard to which Options may be granted pursuant to this Plan is 5,273,371 Shares.

7	Terms and Conditions of Options

7.1	Power to grant Options

Subject to Article 5, Options may be granted to Employees, Advisors and Board Members by the CEO, with the prior approval of the Compensation Committee.

7.2	Option Agreements

Each Option shall be evidenced by an Option Agreement to be entered into between:

a.	the relevant Employee and the Company, setting forth the terms and conditions pertaining to the Options granted. Such Option Agreements shall take into account the tax regime in the country in which the relevant Employee is employed by the Company or by a Group Company; or

b.	the relevant Advisor or member of the Board or the board of a Group Company and the Company, setting forth the terms and conditions pertaining to the Options granted. Such Option Agreements shall take into account the tax regime in the country in which the relevant Advisor or Board Member reside, and shall in both cases, together and concurrently with this Plan set out the rights and obligations pertaining to the Options subject to local legal and regulatory requirements.

7.3	Exercise of Options

Unless specified otherwise in each relevant Option Agreement, the Options shall be capable of being exercised in whole or in part in accordance with the following vesting schedule:

Percentage of the Option:	will become exercisable on:

25%	the first year anniversary of the Grant Date;

6.25%	the last day of each three month period following the first year anniversary of the Grant Date and ending on the fourth year anniversary of the Grant Date.

Deviations from the above vesting schedule are allowed to be made by the CEO only and will be subject to the prior approval of the Compensation Committee.

7.4	Term and expiration of Options

Unless provided otherwise in each relevant Option Agreement, the Options granted to a Participant shall immediately expire upon the occurrence of any of the following events:

7.4.1	the eighth year anniversary of the Grant Date;

7.4.2	termination of the Participant’s employment for Cause, in which event the provisions of Article 7.8 shall apply;

7.4.3	occurrence of any of the events set out in Article 8.2.

7.4.4	(as further detailed in article 7.9) all unvested options shall expire upon the Participant no longer being an Employee, Advisor, or Board Member.

The Company is under no obligation to notify the Participant about the fact that an Option has vested or that an Option will expire or has expired.

7.5	Exercise

A Participant may exercise his Options on the terms set out in the relevant Option Agreement by delivering an unconditional notice to the Company in accordance with the provisions of the Option Agreement. A Participant shall be entitled to exercise his Options subject to compliance with the tax and social security withholding requirements imposed by the Company and/or the relevant Group Company pursuant to Article 11. The Options are exercised on the first day the Shares are traded following receipt by the Company of the unconditional notification. If the Participant has requested the Company to sell the Shares, the Participant agrees that the Company will sell such Shares “at best price” for the risk and account of the Participant.

7.6	Non-transferability of Options

Each Option granted to a Participant is strictly personal and shall, during the lifetime of the Participant, be exercisable only by the Participant and shall not be assignable nor transferable. In the event of the Participant’s death, the Options held by a Participant shall be transferable to the Participant’s beneficiaries only by last will and testament or by the applicable laws of descent and distribution. Any other assignment or transfer shall be deemed to be null and void and Options allegedly so assigned or transferred shall lapse with immediate effect.

7.7	Death of Participant / Total and Permanent Disability of Participant

If a Participant, dies or ceases to be an Employee, Advisor or Board Member as a consequence of Total and Permanent Disability, any Option granted to such Participant which is vested at the day the Participant dies or ceases to be an Employee, Advisor or member of the Board and any Option granted to such Participant that would have vested during the twelve months following the day the Participant died or ceased to be an Employee, Advisor or Board Member, may be exercised at any time thereafter during the eighteen months following the day the Participant died or ceased to be an Employee, Advisor or Board Member by the Participant’s beneficiaries or the Participant respectively, unless the Option Agreement provides otherwise.

7.8	Termination for Cause

If a Participant ceases to be an Employee, Advisor or Board Member for Cause, all Options held by him whether vested or non-vested, exercised or not, will be immediately cancelled. If such Participant has exercised (part of) his Options within two months prior to the date on which the notice of termination was made by the Company or the relevant Group Company, the relevant Participant shall be required to repay to the Company an amount equal to the difference between: (i) the amount received upon selling the Shares (which were acquired by exercising the relevant Options); and (ii) the Purchase Amount initially paid upon exercising the Options, unless the Compensation Committee, in its absolute discretion, decides otherwise. The amount so to be repaid shall not be reduced by any taxes or social security charges due by the Participant in respect of the Options that are exercised.

7.9	Other termination events

7.9.1	If the Participant ceases to be an Employee, Advisor or Board Member respectively for reasons other than Cause, all Options of a Participant that have vested on or prior to the date of termination can be exercised for a period of ninety days following the date of termination.

7.9.2	All Options of Participants that have not vested on or prior to the date of termination shall lapse on the date on which the Participant ceases to be an Employee, Advisor or Board Member, unless decided otherwise by the Compensation Committee. For the purposes of this Article 7.9, a Participant shall continue to be considered an Employee, Advisor or Board Member if he is on military leave, sick leave or other bona fide leave of absence.

7.10	Rights as a holder of Shares

A Participant shall have no rights as a holder of Shares until the date on which such Shares shall have been issued to the Participant. No adjustments and exceptions shall be made in connection with dividends (ordinary or extra-ordinary or whether in currency, securities, or other property), distributions or other rights accruing to holders of Shares prior to the date on which the relevant Shares have been acquired by the relevant Participant.

7.11	Other Provisions

Each Option Agreement shall contain such other provisions as are deemed desirable by the CEO provided that any provisions which deviate from this Plan shall require the prior approval of the Compensation Committee, including but not limited to:

7.11.1	restrictions on the exercise of Options;

7.11.2	restrictions on continued ownership of Shares following termination of employment;

7.11.3	submission by the Participant of such forms and documents as the Company may reasonably require; and/or

7.11.4	procedures to facilitate payment of the Purchase Amount under any method permitted pursuant to Article 10 and the payment of withholding taxes and social security charges in accordance with Article 11.

8	Corporate Reorganisation

8.1	Recapitalisation

Notwithstanding any other provision of this Plan but subject to the prior written approval of the Compensation Committee and any other shareholder approval required pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation, the CEO shall be allowed (but for the avoidance of doubt not obliged) to make adjustments to the class and number of Shares to which this Plan applies, to the number of Shares to which each Option may entitle a Participant, to the Exercise Price of Options and/or any other aspect of this Plan in each case to prevent dilution or appreciation of the rights of Participants in connection with any increase or reduction of Shares which were issued without the Company receiving adequate consideration in exchange, such as (but not limited to) the payment of a Common Stock dividend, a stock split, a reverse stock split, a re-capitalisation, a combination, or reclassification or any other similar event. Upon any such adjustments being made, fractions of a Share shall not be issued but shall either be paid to the Participant in cash at Fair Market Value or shall be rounded down or up to the nearest Share. In any event, the Exercise Price shall not be reduced below the nominal value of Shares but may be decreased or increased in proportion to any adjustment made as aforesaid.

8.2	Dissolution, liquidation, sale of assets, merger, split change in control, share-for-share exchange

Notwithstanding any other provision of this Plan (but subject to the prior written approval of the Compensation Committee and any other approval required pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation) upon the Company’s dissolution, liquidation, sale of all or substantially all of its assets, merger, split, consolidation, the occurrence of a similar event relating to the Company or in the event of a change of control or share-for-share exchange, the CEO shall have the power to:

8.2.1	cancel each outstanding Option (whether vested or not vested) immediately prior to such event. If the consideration is higher than the Exercise Price, this will be done against payment of an amount in cash for each cancelled Option equal to the difference between the value of the consideration (including cash) received by holders of Shares in connection with such event and the Exercise Price to be paid by such holders; or

8.2.2	exchange each outstanding Option (vested or not vested) immediately prior to such event by an alternative option entitling the holder thereof to the consideration against which Shares are exchanged in connection with such event and, as a result, make any necessary equitable adjustment in the exercise price of the new option and/or the number of Shares to which the alternative option will entitle the holders thereof or, as appropriate, provide for a cash payment to the Participant to whom such Option was granted in partial consideration for the exchange of the Option.

8.3	Limitation on rights of Participants

Except as expressly provided in this Article 8, no Participant shall be afforded any rights whatsoever by reason of any capital or corporate reorganisation of the Group.

8.4	No limitation on the rights of the Company

The grant of one or more Options pursuant to this Plan shall not in any way affect the rights or power of the Company to effect any capital or corporate reorganisation.

9	Amendment or Termination of this Plan

Subject to the prior approval of the Compensation Committee and any other shareholder approval or approval from another corporate body or other requirement pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation, the CEO may revise, amend, suspend or terminate this Plan in whole or in part including, without limitation, the adoption of any amendment deemed necessary or desirable to have the Options comply with and be aligned to the rules and regulations imposed on the Company by a recognised stock exchange and to correct any inconsistency, defect or omission in the Plan or in any Option granted pursuant to this Plan.

10	Payment of the Purchase Amount

10.1	All cash payments due for Shares acquired pursuant to this Plan shall be made by bank transfer and shall be made in Euros, net of any transfer fees.

11	Tax, Social Security and other fees

11.1	Party responsible for payment

All applicable personal tax and social security levies due in respect of this Plan, as well as legal and professional fees incurred by the Company or the Participant upon and in relation to the exercise of an Option, shall be borne by the Participant.

11.2	Withholding of equivalent tax amount

Upon Options being granted or exercised and/or Shares being issued or sold to a third party, the Company and/or the relevant Group Company may require the Participant (prior to the Options being granted and/or Shares being issued or sold) to remit to the Company and/or the Group Company an amount sufficient to satisfy all withholding tax and social security changes due in connection with such grant or exercise of Options and/or issuance and sale of Shares.

11.3	Party bearing risk for legislative change

If further tax and/or social security levies become payable after the Options have been granted as a result of changes in tax and/or social security legislation, the costs and risks arising out of such changes shall be borne by each relevant Participant.

12	Rights as an Employee

12.1	No employment agreement

This Plan does not form part of the employment agreement entered into with each of the Participants and the Company or the relevant Group Company and does not entitle the relevant Participants in any way to become or remain employed by the Company or such relevant Group Company.

12.2	Continuation of employment agreement

The Options granted do not in any way entitle the relevant Participants to become or remain employed by the Company or the relevant Group Company.

12.3	Employment Benefits

The rights accruing to the Participants pursuant to this Plan shall not be taken into account for the purpose of determining the Participant’s contribution or entitlement to benefits under any pension arrangement or for the purpose of determining any compensation that may be due to a Participant upon termination of his employment or otherwise.

12.4	Termination of employment agreement

12.4.1	Upon termination of employment, the Participant shall not be entitled to any compensation or damages including damages in connection with unfair dismissal, any other form of breach of contract or any claim for compensation for the loss of employment insofar as such compensation or damages arise or may arise from the Participant ceasing to have rights under, or ceasing to be entitled to exercise any Option under, this Plan as a result of such termination.

12.4.2	This Plan shall not at any time affect the rights of the Company or a relevant Group Company to terminate such Participant’s status as an Employee (whether for Cause or not).

12.5	Other plan participation

Options already granted pursuant to this Plan shall not entitle or preclude the Participant from being granted further Options pursuant to this Plan or from participating in any other incentive plan operated by the Company or the Group.

13	Rights as an Advisor or a Board Member

This Plan shall not be construed to give any Advisor or Board Member participating pursuant to this Plan the right to continue to be an Advisor or a Board Member respectively.

14	Notices

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Plan and each relevant Option Agreement must be in writing, in English and will be deemed to have been delivered:

14.1.1	upon receipt, when delivered personally;

14.1.2	upon receipt, when sent by facsimile, provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party; or

14.1.3	five business days after deposit with an internationally recognised delivery service, in each case properly addressed to the party to receive the same at the addresses and facsimile numbers set out in each relevant Option Agreement or such other addresses as communicated in the manner set out above to the other party from time to time.

15	Conflict with Option Agreements

In case of a conflict between the provisions of an Option Agreement and this Plan, the provisions of the Option Agreement shall prevail. Any conflicting or inconsistent term of this Plan shall be interpreted and implemented by the CEO in a manner consistent with the Option Agreement.

16	Insider Trading

16.1	The rules adopted by the Company with respect to insider trading may limit the possibility to grant Options, exercise Options, dispose of Shares and other possible transactions with securities. The rules, which may be amended from time to time, as they apply on the date this Plan is handed to you, are set out in Annex II to this Plan. Prior to any exercise of Options or (consequent) sale of Shares you must ensure that you have reviewed the rules as they apply at that time.

16.2	The Group and the Participant will comply with applicable insider trading laws and regulations as may apply from time to time and the rules referred to Article 16.1.

17	Governing Law and Jurisdiction

17.1	This Plan shall be governed by and shall be construed in accordance with the law of the Netherlands.

17.2	The Company, Group Companies and the Participants irrevocably submit, in respect of any suit, action or proceeding related to the interpretation or enforcement of this Plan, to the exclusive jurisdiction of the courts of Amsterdam.

ANNEX I

Outlining the Principal Features of this Plan

Nature of Shares	Options will be granted over Shares of the Company.

Share Capital available	Pursuant to a decision from the general meeting of shareholders, 5,273,371 Shares are available for use in this Plan.

Eligibility to Participate	To be eligible to participate, individuals must be employed with a Group Company on the Grant Date, be an advisor to the Company or a Group Company or must be a member of the Board or the board of a Group Company.

Exercisability /Vesting	Unless otherwise provided in the Option Agreement, the Options can be exercised as follows:
	Proportion of the Option	vesting schedule
	25%	First year anniversary of the Grant Date

	6.25%	The last day of each three month period following the first year anniversary of the Grant Date and ending on the fourth year anniversary of the Grant Date

Term of the Options	The Options will expire on the eighth year anniversary of the Grant Date.

Termination of employment	If the Participant ceases to be an Employee, Advisor or Board Member, all unvested options will lapse immediately on the date of notification of termination of employment. Provided the relationship with the Participant is not terminated for Cause, all vested Options will remain exercisable for 90 days after termination.

Deviations from the principal features	Only if this is for the benefit of the Participants and/or the Company in a certain country and where this does not result in higher costs for the Group, the CEO may (subject to the prior approval of the Compensation Committee) deviate from the above principal features, in which case any such alternative arrangement will be included in the relevant Option Agreement to be entered into with the relevant Participant.

ANNEX II

Insider Trading Rules